Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

Proposed Election and Appointment of Directors

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that the Board has proposed to elect and appoint Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Qin Weizhong, Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry (the “Director Candidates”) as directors of the Company (the

“Proposed Appointment of Directors”). The Proposed Appointment of Directors will be submitted to the shareholders of the Company (the “Shareholders”) for review and approval by way of ordinary resolution at the 2016 annual general meeting of the Company (the “AGM”).

In accordance with the articles of association of the Company (the “Articles of Association”), the Board shall be composed of 11-15 members elected by the Shareholders’ general meeting and all directors will hold office for a term of not more than three years. A director may be re-elected upon the expiry of his term. The terms of 11 directors of the Company, Mr. Wang Yilin, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Zhao Zhengzhang, Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi, will expire on the date of the forthcoming AGM. Among which, Mr. Shen Diancheng (non-executive director of the Company), Mr. Zhao Zhengzhang (executive director of the Company), Mr. Richard H. Matzke and Mr. Chen Zhiwu (both independent non-executive director of the Company) will not participate in the re-election of directors due to age and regulatory limitation on term of office. In addition, Mr. Xu Wenrong, a current director of the Company, will no longer take the position as a director and be proposed to be appointed as a supervisor of the Company according to the actual work needs of the Company.

After the election of the directors, the Board of the Company will be composed of 14 directors, including 5 independent non-executive directors, meeting the requirement that at least one third of the directors should be independent non-executive directors.

The biographical details of the Director Candidates are set out below:

Wang Yilin, aged 60, is the Chairman of the Company, concurrently serving as the chairman of China National Petroleum Corporation (“CNPC”). Mr. Wang is a professor-level senior engineer and holds a doctorate degree. He has nearly 35 years of working experience in China’s oil and gas industry. From June 1996, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999, he served as the general manager of Xinjiang Oilfield Company. From July 2003, he served as the assistant to general manager of CNPC. From December 2003, he served as the deputy general manager of CNPC. From July 2004, he also served as the chief safety officer of CNPC. From November 2005 to April 2011, he served as a Director of the Company. Mr. Wang served as the chairman of China National Offshore Oil Corporation and CNOOC Limited from April 2011. Mr. Wang served as the chairman of CNPC since April 2015, and concurrently serving as the Chairman of the Company since June 2015.

Wang Dongjin, aged 54, is a Vice Chairman and the President of the Company and the deputy general manager of CNPC. Mr. Wang is a professor-level senior engineer and holds a doctorate degree. Mr. Wang has nearly 35 years of working experience in China’s oil and gas industry. From July 1995, Mr. Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr. Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd.. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr. Wang assumed the positions as the assistant to the general manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr. Wang was appointed as the deputy general manager of CNPC. From May 2011, Mr. Wang was appointed as a Director of the Company. From July 2013, Mr. Wang was appointed as the President of the Company. From May 2014, Mr. Wang has been a Vice Chairman and the President of the Company.

Yu Baocai, aged 52, is a Director of the Company and the deputy general manager of CNPC. Mr. Yu is a senior engineer and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and petrochemical industry. From September 1999, Mr. Yu worked as the deputy general manager of PetroChina Daqing Petrochemical Company. From December 2001, he assumed the position as the general manager of PetroChina Daqing Petrochemical Company. From September 2003, he undertook the position as the general manager of PetroChina Lanzhou Petrochemical Company. From September 2008, Mr. Yu worked as the deputy general manager of CNPC. In February 2003, Mr. Yu was elected as a representative of the 10th National People’s Congress of PRC. In February 2008, Mr. Yu was elected as a representative of the 11th National People’s Congress of PRC. From May 2011, Mr. Yu has been appointed a Director of the Company.

Liu Yuezhen, aged 55, is a Director of the Company and the chief accountant of CNPC. Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has over 35 years of working experience in the financial and accounting industry. From March 1996, he served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation. From February 2000, he served as the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute. From May 2003, he served as the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd.. From November 2006, he served as the chief accountant of CASIC (Group) Company. He has served as the chief accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed a Director of the Company.

Liu Hongbin, aged 54, is a Director of the Company, concurrently serving as a deputy general manager of CNPC. Mr. Liu is a senior engineer and holds a bachelor’s degree. He has nearly 35 years of working experience in China’s oil and gas industry. Mr. Liu worked as the chief engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the deputy general manager of PetroChina Tuha Oilfield Company from July 1999, the commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the general manager of the planning department of the Company from March 2002 and the director of the planning department of CNPC from September 2005. Mr. Liu was appointed as a Vice President of the Company in June 2007, and concurrently the general manager of the Marketing Branch of the Company in November 2007. Mr. Liu was appointed as the deputy general manager of CNPC in July 2013. Mr. Liu has concurrently worked as an executive director and general manager of Daqing Oilfield Company Limited since August 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Hou Qijun, aged 50, is the general manager of the Exploration and Production Company of the Company and concurrently the deputy general manager of CNPC. Mr. Hou is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. He worked as a director and the deputy general manager of Daqing Oilfield Company Limited since October 2002. He served as the general manager of Jilin Oilfield Company from October 2004, and concurrently an executive director and the general manager of Jilin Petroleum (Group) Company Limited from July 2007. He was appointed as a deputy general manager of PetroChina Natural Gas and Pipelines Company from September 2011 and concurrently the deputy general manager of Natural Gas Marketing Company from November 2011. He served concurrently as the director of PetroChina Oil & Gas Pipeline Control Center from March 2012. He was appointed as the general manager of Planning Department of CNPC and the General Manager of Planning Department of the Company from November 2013. He was appointed as the deputy general manager of CNPC in March 2017. Mr. Hou has been appointed concurrently as the general manager of Exploration and Production Company of the Company from April 2017.

Duan Liangwei, aged 49, is the deputy general manager and chief safety officer of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctorate degree. He has nearly 30 years of working experience in China’s petrochemical industry. From February 2006, Mr. Duan served as a deputy general manager and the chief safety officer of Jilin Petrochemical Company. From March 2010, he served concurrently as the general manager of Jilin Fuel Ethanol Company Limited. From September 2011, he served as the general manager of Dagang Petrochemical Company. From July 2013, he served as the general manager of PetroChina Dalian Petrochemical Company, a manager of Dalian PetroChemical Corporation, and the director of Dalian Regional Companies Coordination Group. He was appointed as the deputy general manager of CNPC in March 2017. Mr. Duan became the chief safety director of CNPC in April 2017.

Qin Weizhong, aged 45, is the deputy general manager of CNPC. Mr. Qin is a senior engineer and holds a doctorate degree. He has over 20 years of working experience in China’s oil and petrochemical industry. From October 2004, he served as a deputy director of Development & Planning Department of Sinopec. From May 2007, he worked concurrently as a director of New Energy Office of Sinopec. From July 2010, he served as a director of Sinopec Jiujiang Petrochemical Plant and the General Manager of Sinopec Jiujiang Company. He was appointed as the deputy general manager of CNPC in March 2017.

Lin Boqiang, aged 59, is an Independent Nonexecutive Director of the Company. He has a Ph.D in economics from the University of California, United States of America. Mr. Lin was the economist (energy) of Asian Development Bank and is currently the associate dean of New Huadu Business School, dean of China Institute for Studies in Energy Policy of Xiamen University, director of 2011 Collaborative Innovation Centre for Energy Economics and Energy Policy, director for China Centre for Energy Economics Research and a doctoral tutor of Xiamen University. Mr. Lin is a “Changjiang Scholar” distinguished professor of the Ministry of Education in 2008. Mr. Lin is currently a vice chairman of China Energy Society, a member of the National Energy Consultation Committee under the National Energy Commission, a member of the Energy Price Consultation Committee under the National Development and Reform Commission, a member of the Energy Partnership Advisory and a vice chairman of the Global Agenda Council on energy security of the World Economic Forum based in Davos, Switzerland. Mr. Lin has been appointed an Independent Non-executive Director of the Company from May 2014.

Zhang Biyi, aged 63, is an Independent Non-executive Director of the Company. Mr. Zhang is a senior accountant and graduated from the finance department of Xiamen University in February 1982. He worked successively as the head of the enterprise division, assistant to the director and deputy director of the financial bureau in China Ship Industry Corporation. He was appointed as the deputy general manager of China Shipbuilding Industry Corporation in July 1999. He worked as the deputy general manager and chief accountant of China Shipbuilding Industry Corporation from December 2004 to February 2014. He concurrently worked as the general manager of China Shipbuilding Industry Company Limited from March 2008 to January 2010. Mr. Zhang has been appointed an Independent Non-executive Director of the Company from October 2014.

Elsie Leung Oi-sie, aged 78, is the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited, United Company RUSAL, Plc., China Resources Power Holdings Co., Ltd. and Beijing Tong Ren Tang Chinese Medicine Co., Ltd.. Ms. Leung obtained her LLM degree from the University of Hong Kong, and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region and a member of Executive Council of HKSAR. Ms. Leung was appointed as the Justice of the Peace, the Notary Public, and the China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal.

Tokuchi Tatsuhito, aged 64, is the executive director & research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, the senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R, of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the Investment Banking Committee of CITIC Securities Co., Ltd.. In 2009, Mr. Tokuchi was awarded the China Friendship Award, China‘s highest award for foreigners.

Simon Henry, aged 55, fellow of the UK Chartered Institute of Management Accountants, has rich experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class Bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a Master’s degree in 1986 from Cambridge. He joined Royal Dutch Shell in 1982. He acted for 8 years until March 2017 as Chief Finance Officer and executive director of the Board of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group and as a non-executive director of the board of Rio Tinto plc.

Save as disclosed above, as at the date of this announcement, none of the Director Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other director, supervisor, senior management, substantial Shareholder or controlling Shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on any of the Directors Candidates to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Directors is approved at the AGM, their terms of office will be three years, commencing from the date when the relevant resolutions are approved at the AGM and expiring on the date of the 2019 annual general meeting of the Company to be held in 2020. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to the directors’ duties, responsibilities and performance and the results of the Group.

Proposed Election and Appointment of Supervisors

The supervisory committee of the Company (the “Supervisory Committee”) is pleased to announce that as resolved by the Supervisory Committee, the Supervisory Committee has proposed to elect Mr. Xu Wenrong, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong (the “Supervisor Candidates”) as shareholder representative supervisors of the Company at the AGM (the “Proposed Appointment of Supervisors”). The Proposed Appointment of Supervisors will be submitted to the Shareholders for review and approval by way of ordinary resolution at the AGM.

In accordance with the Articles of Association, the Supervisory Committee shall be composed of 9 members and all supervisors will hold office for a term of three years. A supervisor may be re-elected upon the expiry of his term. The terms of 7 supervisors of the Company, Mr. Guo Jinping, Mr. Zhang Fengshan, Mr. Li Qingyi, Mr. Jia Yimin, Mr. Jiang Lifu, Mr. Yang Hua (employee representative supervisor) and Mr. Li Jiamin (employee representative supervisor), will expire on the date of the forthcoming AGM. Among which, Mr. Guo Jinping, Mr. Li Qingyi, Mr. Jia Yimin and Mr. Yang Hua will not participate in the re-election of supervisors due to age and other work commitment. The remaining one vacancy of shareholder representative supervisor will be filled in due course. In addition, according to the Articles of Association, 2 employee representative supervisors of the Company will be elected democratically by the employee. The election result of the employee representative supervisors will be further announced.

The biographical details of the Supervisor Candidates are set out below:

Xu Wenrong, aged 55, is a Director of the Company, concurrently serving as a deputy general manager of CNPC. Mr. Xu is a professor-level senior engineer and holds a doctorate degree. Mr. Xu has nearly 35 years of working experience in China’s oil and gas industry. From November 1997, he served as deputy director of Bureau of Oil Geophysical Prospecting of CNPC. From December 1999, he served as director of Bureau of Oil Geophysical Prospecting of CNPC. From December 2002, he served as vice chairman and general manager of Oriental Geophysical Prospecting Co., Ltd.. From January 2004, he served as assistant to the general manager of CNPC. From September 2005, he concurrently served as director of the development research department of CNPC. From July 2006, he concurrently served as Chairman of CNPC Services & Engineering Ltd. From June 2011, he served as director, head of disciplinary inspection team, Chairman of trade union and director of China Shipping Management Cadres College of China Shipping (Group) Corporation. From February 2014, he served as deputy general manager and head of disciplinary inspection team of China Shipping (Group) Corporation. From July 2015, he served as the head of discipline inspection team of China Shipping (Group) Corporation. From January 2016, he served as deputy general manager of CNPC. From May 2016, he has been serving as a Director of the Company.

Zhang Fengshan, aged 55, is a Supervisor and concurrently the safety director and the general manager of quality, safety and environment department of the Company and the deputy safety director and the general manager of safety, environment and energy conservation department and the director of safety, environment supervision center of CNPC. Mr. Zhang is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr. Zhang was the deputy director of Liaohe Oil Exploration Bureau from July 2000 and concurrently the safety director of Liaohe Oil Exploration Bureau from May 2002, director of Liaohe Petroleum Exploration Bureau from August 2004, general manager of Great Wall Drilling and Exploration Company Limited from February 2008 and its executive director from July 2008. Mr. Zhang has been the general manager of safety, environment and energy conservation department of the Company and the general manager of safety, environment and energy conservation department of CNPC since June 2012. In May 2014, he was appointed as a Supervisor of the Company. From July 2014, Mr. Zhang has been the safety director of the Company and deputy safety director of CNPC. From December 2015, Mr. Zhang was appointed as the director of safety, environment supervision center of CNPC concurrently. From December 2016, he has concurrently been serving as the general manager of the quality, safety and environmental department of the Company and the general manager of the quality, safety and environmental department of CNPC.

Jiang Lifu, aged 53, is a Supervisor of the Company, and concurrently the general manager of the reform and corporate management department of the Company and concurrently the general manager of the reform and corporate management department of CNPC. Mr. Jiang is a professor-level senior economist and holds a doctorate degree. He has over 20 years of working experience in China’s oil and gas industry. He had worked as deputy general manager of M&A department of the Company from August 2003, deputy director of the planning department of CNPC from May 2005, deputy general manager of the planning department of the Company from June 2007 and concurrently deputy director of the planning department of CNPC. He has been the general manager of the enterprise management department (internal control and risk management department) of the Company and the general manager of the enterprise management department (internal control and risk management department) of CNPC since April 2014. In October 2014, Mr. Jiang was appointed as a Supervisor of the Company. In April 2015, he was appointed the general manager of the reform and corporate management department of the Company and concurrently the general manager of the reform and corporate management department of CNPC.

Lu Yaozhong, aged 52, is the general manager of M&A department of the Company, and concurrently the general manager of M&A department of CNPC. Mr. Lu is a professor-level senior accountant and holds a master’s degree. He has nearly 30 years of working experience in China’s oil and gas industry. He served as the chief accountant of PetroChina Kazakhstan Company from December 2009 and chief accountant of Overseas Exploration and Development Branch Company (China National Oil and Gas Exploration and Development Corporation) from August 2013. Mr. Lu has been appointed as the general manager of M&A department of the Company and concurrently the general manager of M&A department of CNPC since April 2017.

Save as disclosed above, as at the date of this announcement, none of the Supervisor Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other director, supervisor, senior management, substantial Shareholder or controlling Shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there is no information on any of the Supervisor Candidates to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Supervisors is approved at the AGM, their terms of office will be three years, commencing from the date when the relevant resolutions are approved at the AGM and expiring on the date of the 2019 annual general meeting of the Company to be held in 2020. Their emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders at the AGM by reference to the supervisors’ duties, responsibilities and performance and the results of the Group.

The supplemental notice and supplemental circular of AGM containing, among others, the details of the Proposed Appointment of Directors and Proposed Appointment of Supervisors will be dispatched to the Shareholders as soon as practicable.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

27 April 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.